UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 4th Floor
Zip Code C1107CPG – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Relevant event

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: March 24, 2023	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

March 24, 2023

Voting recommendations and motion proposals for the Ordinary and Extraordinary Shareholders’
Meeting to be held on April 25, 2023

The following are the recommendations made by the Board of Directors of Loma Negra C.I.A.S.A. (the “Company”) or the motion proposals on the items of the agenda that will be considered at the Ordinary and Extraordinary Shareholders’ Meeting of the Company to be held on April 25, 2023 (“AGM”).

1.	Appointment of the persons in charge of subscribing the minute.

The Board recommends to the AGM to appoint the representatives of the major shareholder Intercement Trading e Inversiones Argentina S.L. and the representative of JPMorgan Chase Bank, N.A. established in the Argentine Republic, who represents the holders of the American Depositary Receipts (ADR) of the Company.

2.	Consideration of the documents to which paragraph 1°) of Section 234 of the Argentine Corporations Act refers to, that correspond to the regular financial year No. 98 ended on December 31st, 2022.

The Board recommends voting for the approval of all the documents, pursuant to section 234, subsection 1 of Law No. 19,550, related to the fiscal year No. 98 ended December 31, 2022.

3.
Consideration of the positive unallocated earnings of the year ended on December 31st, 2022 of the amount of ARS 1,938,676 (in thousands). Consideration of the proposal of the Board of Directors to allocate said sum to the "Optional Reserve for Future Dividends". Delegation of the power to completely or partially use such reserve one or more times to the Board of Directors, depending on the evolution of the business and until the next shareholders' meeting at which the financial statements as of December 31st, 2023 are considered.

In accordance with the provisions of the Annual Report, considering that the limit of 20% of the stock capital has been reached in accordance with the provisions of Section 70 of the Companies Act No. 19,550 regarding the legal reserve, the Board proposes to the AGM to allocate all the unallocated profits for the year ended on December 31, 2022 to the "Optional Reserve for Future Dividends", delegating to the Board of Directors the power to completely or partially until the next shareholders' meeting at which the financial statements as of December 31st, 2023 are considered, use such reserve one or more times depending on the evolution of the business and until the next shareholders' meeting at which the financial statements as of December 31st, 2023 are considered.

4.	Consideration of the performance of the members of the Board of Directors for the year ended December 31st, 2022.

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve its performance.

5.	Consideration of the performance of the members of the Supervisory Committee for the year ended on December 31st, 2022.

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the performance of the Supervisory Committee.

6.
Consideration of the remunerations to the Board of Directors corresponding to the fiscal year that ended on December 31st, 2022 for $359,221,771.90 (total remunerations), in excess of $244,326,878.71 over the limit of FIVE PERCENT (5%) of the profits set by article 261 of Law No. 19,550 and regulations, upon proposal of non-distribution of dividends.

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the remuneration of the Board of Directors that corresponds to the year that ended on December 31st, 2022.

7.	Consideration of the remuneration of the members of the Supervisory Committee for the year ended on December 31st, 2022.

The Board abstains from issuing an opinion on the matter and expects the shareholders to approve the remuneration of the Supervisory Committee that corresponds to the year that ended on December 31st, 2022 of ARS 6,215,634.

8.
Setting the number of directors and appointment of full and alternate members for year 2023. Approval of a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board during the year in course.

The Board of Directors do not make recommendations regarding the setting of the number and appointment of directors for year 2023 and refers to the proposal that the controlling shareholder may make.

The Board proposes to approve a policy aimed at maintaining a proportion of at least 20% independent members over the total number of members of the Board of Directors during the year in course.

9.	Appointment of the full and alternate members of the Supervisory Committee for year 2023.

The Board of Directors do not make recommendations in this regard and refers to the proposal that the controlling shareholder may make.

10.	Appointment of External Auditors and of the main partner and alternate partner of the respective accounting firm for the year of 2023.

In accordance with the proposal made by the Board of Directors at the meeting held on March 8, 2023, the Board proposes to appoint Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) and in particular José Alberto Coya Testón as Main Partner and Karen Grigorian as Alternate Partner, since said firm meets the independence and aptitude requirements.

11.	Approval of the fees of the External Auditors for the year ended on December 31st, 2022.

The Board proposes to approve the fees of Pistrelli, Henry Martin y Asociados S.R.L. (member of Ernst & Young Global) for the year ended on December 31st, 2022 of ARS 280,329,770 (without VAT).

12.	Consideration of the fees of the External Auditors for the year 2023.

The Board proposes to postpone the consideration of the fees of the External Auditors for the year 2023 until the next shareholders' meeting at which the financial statements as of December 31st, 2023 are considered.

13.	Approval of the budget of the Audit Committee for 2023.

In accordance with the provisions of article sixteen of the Bylaws, the budget of the Audit Committee must have sufficient funds for the payment of compensations of (i) any accounting firm for the purpose of preparing or issuing an audit report or develop some other type of audit, review or attestation service; and (ii) any legal advisor whose hiring the Audit Committee may deem appropriate or necessary to fulfill its duties. In this sense, the Board proposes to set the budget of the Audit Committee for fiscal year 2023 in the amount of ARS 351,779,000 (without VAT).

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar

14.
Consideration of the voluntary reduction of the capital stock for a total amount of up to 12,543,339 ordinary shares and cancellation of the public offering regime of said shares. Consideration of the amendment of the fifth article of the Bylaws. Consideration of the delegation of powers to the Board of Directors of the Company in relation to the capital reduction.

The Board proposes to: (i) voluntarily reduce the capital stock for a total amount of up to 12,543,339 ordinary shares, which includes 12,352,329 treasury shares acquired under the Company's share repurchase plans and 191,010 shares registered to shareholders that cannot be identified since 1995; (ii) cancel such shares from the public offering regime; (iii) approve the report of the Supervisory Committee; (iv) amend article fifth of the Company's Bylaws to reflect the effect of the voluntary reduction; and (v) delegate to the Board of Directors all acts aimed at reducing the capital stock and amending article fifth of the Company's Bylaws.

15.
Consideration of the extension of the amount of the Global Program for the issuance of Negotiable Obligations authorized by the CNV through Resolution No. RESFC-2020-20695-APN-DIR#CNV dated May 7, 2020 of the CNV (the “Program”) of US$ 150,000,000 (one hundred and fifty million United States dollars) to a maximum amount in circulation at any time of up to US$ 500,000,000 (five hundred million United States dollars) or its equivalent in other currencies, in accordance with the provisions of the Law of Negotiable Obligations No. 23,576, its amendments and supplements, and Title II of the CNV Rules (NT 2013 and amended). Consideration of the delegation of powers to the Board of Directors of the Company in relation to the increase in the amount of the Program.

The Board proposes to: (i) extend the Global Program for the issuance of Negotiable Obligations authorized by the CNV of US$ 150,000,000 to a maximum amount in circulation at any time of up to US$ 500,000,000 or its equivalent in other currencies; and (ii) delegate the powers to the Board of Directors of the Company in relation to the increase of the amount of the Program.

16.	Granting of the relevant authorizations for the carrying out of paperwork and to make the necessary filings.

The Board proposes to authorize Messrs. Lucrecia Loureiro and/or Luciano Babuin and/or Mikaela Badaracco and/or Fabian Fuente and/or Noelia Biga so that any of them may, indistinctly, perform all procedures deemed necessary to file and register the resolutions passed through the AGM with the corresponding Registry of Commerce, National Securities Exchange Commission (including the “Financial Information Highway”), Buenos Aires Stock Exchange (BYMA), Securities and Exchange Commission (SEC), Mercado Abierto Electronico (MAE), New York Stock Exchange (NYSE) and any other authority that may correspond, with the power to sign documents, grant deeds, get notice of and answer requests and make publications.
Marcos I. Gradin
Investor Relations Officer
LOMA NEGRA C.I.A.S.A.